

Mail Stop 3561

February 7, 2017

Thomas J. Edwards, Jr.
Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

     Re: Brinker International, Inc.
              Form 10-K for the Fiscal Year Ended June 29, 2016
              Filed August 29, 2016
              File No. 001-10275

Dear Mr. Edwards:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal Years 2016, 2015 and 2014, page F-3

1. We note from your disclosure in Note 15 to the financial statements, that you have identified two operating segments, Chili's and Maggianos. Please revise your MD&A to discuss and analyze your results of operations for each of these operating segments. For example, in addition to revenue, please discuss and analyze cost of sales and operating income separately for each segment.

Notes to the Financial Statements

Note 7. Income Taxes, page F-26

2. We note that your provision for income taxes consists of federal, state and foreign amounts. Please revise to disclose the components of income before income tax expense as either domestic or foreign. See guidance in Rule 4-08(h) of Regulation S-X.

Form 8-K furnished January 25, 2017

3. We note your presentation of Restaurant Operating margin, which excludes general and administrative expenses and other operating costs. Please revise future filings to provide a substantive and concise discussion of how Restaurant Operating Margin is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Your disclosure should explain which costs are not included in the measure and why. Additionally, we believe that operating income, rather than company sales, is the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(A) and should be presented prominently at the beginning of your reconciliation. See Question 102.10 of the non-GAAP C&DIs. In your response, please provide us with proposed revisions to your current disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Shifflett at 202-551-3381, Claire Erlanger at 202-551-3301 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief
Office of Transportation and Leisure